Exhibit 2
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                          [LIQUID AUDIO LETTERHEAD]


                                                              July 24, 2002

Mr. Jonathan Brooks
JMB Capital Partners, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067

Dear Mr. Brooks:

         We feel compelled to respond to your July 23rd letter to our Board, which you chose to make public through your Schedule 13D filing. At best, your comments can be characterized as disingenuous and indicative of a short-term stockholder's indifference to the best interests of all Liquid Audio stockholders. Your letter is couched in the language of a long-term investor when, in fact, you have owned the bulk of your Liquid Audio holdings for less than seven weeks and subsequent to Liquid Audio's first announcement of its transaction with Alliance on June 14th.

         We reject your opportunistic demand for a liquidation. It is obvious that you seek only short-term profits and care nothing for the long-term interests of stockholders as you agitate to dismantle a company that has bright prospects and compelling technology. The Board has determined that the self-tender offer and merger with Alliance is in the best interests of stockholders and is clearly superior to any alternative that has been proposed. Accordingly, Liquid Audio has no intention to terminate or further renegotiate the merger agreement with Alliance. We will bring this transaction to a vote of our stockholders and currently expect to hold the stockholder meeting as scheduled on September 26, 2002. Approval requires only the approval of a majority of shares voting at the meeting. If the merger vote fails, the Company will consider all of its business alternatives to benefit its stockholders, which will not necessarily result in a liquidation.

         We anticipate that you and our other stockholders will benefit from this transaction. We believe that after you actually review the proxy statement and offer to purchase and consider the alternatives, you will find it in your best interest to tender your shares in the self-tender offer and vote in favor of the merger to get the benefit of tender. In this regard, you should note that the musicmaker.com group (holding 6.9%) and senior management (holding 6.6%) have announced that they will not tender into the self-tender offer. This will increase the amount of cash you and other tendering stockholders will receive if the tender offer is oversubscribed.

                                                 Very truly yours,



                                                 Gerald Kearby
                                                 Chief Executive Officer